Mail Stop 3561
	May 10, 2006


James D. Thompson
Chief Executive Officer, President and Director
Golfsmith International Holdings, Inc.
11000 N. IH-35
Austin, Texas 78753-3195

          Re:	Golfsmith International Holdings, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed April 20, 2006
	File No. 333-132414

Dear Mr. Thompson:

	We have reviewed your amendment and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus
1. Please refer to comment 2 in our letter dated April 11, 2006. We note the artwork you have provided and believe you should delete the promotional terms that appear in your artwork. For example, we note your reference to "Leading Golf and Tennis Website" and "Quality Proprietary Brands by Golfsmith`s R&D Team." Please revise as appropriate and re-submit your artwork to us.



Prospectus Summary, page 1
2. Please refer to comment 3 in our letter dated April 11, 2006. As requested previously, please remove the "Market Opportunity," "Competitive Strengths" and "Growth Strategy" sections from the summary.
3. Please refer to comment 4 in our letter dated April 11, 2006. We note the materials you have provided in support of the promotional terms and phrases appearing in the summary and throughout the prospectus. We continue to believe that some of your promotional terms and phrases should be deleted from the prospectus. For example, we note "premier branded merchandise" and "high-quality proprietary branded golf merchandise."

The Offering, page 5
4. We note you have revised your Use of Proceeds section on page
19
to reflect the amount of indebtedness to the most recent practicable date. Please update to the most recent practicable date your disclosure here to reconcile with the Use of Proceeds section.

Risk Factors, page 8
5. Please refer to comment 5 in our letter dated April 11, 2006. We continue to believe many of your risk factors subheadings indicate that the stated risk may "adversely affect" or "harm" your business.
Please revise each subheading to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur.
6. Please refer to comment 6 in our letter dated April 11, 2006. We continue to believe the risk factor on page 11 relating to seasonal fluctuations in your business appears generic because the information could apply to many companies in your industry or even in other industries. As requested previously, please revise to specifically indicate how the stated risk applies to your company, or delete this risk factor.

Our stock price may be volatile after this offering, page 16
7. Please refer to comment 8 in our letter dated April 11, 2006. As currently drafted, the disclosure in this risk factor is too vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in this risk factor should be included under separate subheadings, if considered material.


Use of Proceeds, page 19
8. Please refer to comment 11 in our letter dated April 11, 2006. We note the additional disclosure under Use of Proceeds, however, we continue to believe that providing pro forma financial information reflecting the receipt and application of offering proceeds would be material to investors. Accordingly, please provide the pro forma financial information required by Article 11 of Regulation S-X in a separate section of the prospectus. In doing so, you may provide a narrative description of the effects of the transaction in lieu of the statements described in Article 11 of Regulation S-X. The description should describe each pro forma adjustment and disclose the effects of the transaction on financial position, income
(loss)
from continuing operations and basic and fully diluted income
(loss)
per share from continuing operations and the number of shares used to compute pro forma per share data.
9. Please refer to comment 12 in our letter dated April 11, 2006. We note disclosure indicating that the actual amount you use to retire the notes and repay indebtedness outstanding may increase to the extent the accreted value of outstanding indebtedness on the date of retirement or repayment exceeds such amounts as of February 28, 2006.
As requested previously, please update this disclosure to the most recent practicable date.

Certain Relationships and Related Party Transactions

Management Consulting Agreement, page 73
10. Please refer to comment 26 in our letter dated April 11, 2006. Fees paid to an investment banker in connection with a business combination must be allocated between direct costs of the acquisition and debt issue costs when the investment banker is also providing interim financing or underwriting services. Please refer to SAB Topic 2-A(6). If applicable, please tell us how you considered SAB
Topic 2-A(6) in your determination that amounts paid to First Atlantic Capital, Ltd. represented direct costs of the acquisition.









Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting
Policies

Reclassifications, page F-8
11. Please refer to comment 33 in our letter dated April 11, 2006. As indicated by paragraph 13 of APB 20, an error includes mistakes in the application of accounting principles. Since your previous classification of outstanding checks was not in accordance with GAAP and the adjustments resulted in material changes to operating cash flows and total asset and liability balances, we view the adjustments as corrections of errors as opposed to reclassifications. Please revise your disclosures to characterize the adjustments as error corrections and include the related APB 20 disclosures under an appropriately labeled subheading. Please also label each column in the financial statements "as restated" as appropriate.

Revenue Recognition, page F-11
12. Please refer to comment 38 in our letter dated April 11, 2006 and the revisions to your disclosure. Please provide us with a summary of the historical information and populations of gift card transactions you used to determine your recognition methodology and estimate of your breakage percentage.

Segments, page F-15
13. Please refer to comment 39 in our letter dated April 11, 2006. Please note that enterprise-wide disclosures required by SFAS 131 are appropriate for all enterprises including those that have a single operating segment if the enterprise offers a range of products and services. It appears that you offer a range of recreational sporting goods products and services based on the disclosures in the description of your business. Please provide the information about products and services required by paragraph 37 of SFAS 131 based on the financial information used to produce your general purpose financial statements. If it is impracticable to do so, please tell us why and disclose that fact. Please also revise Management`s Discussion and Analysis of Financial Position and Results of Operations to discuss significant changes and trends in revenues from product and service categories to the extent that these changes and trends would be material to investors.



Note 8 - Guarantees, page F-22
14. Please refer to comment 41 in our letter dated April 11, 2006. Please tell us how you arrived at the conclusion that the value of the securities of none of your domestic and foreign subsidiaries equals or exceeds 20% of principal amount of the senior secured notes. Please also tell us whether your conclusion was based on valuations of the subsidiaries and what consideration you gave to initial public offering valuation.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Andrew Blume at (202) 551-3254 or William Thompson, Accounting Reviewer, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

						Sincerely,




						H. Christopher Owings
						Assistant Director

cc:	Mark Mandel, Esq.
	White & Case LLP
	Fax: (212) 354-8113










































James D. Thompson
Golfsmith International Holdings, Inc.
May 10, 2006
Page 1